UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of February 2021

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayer’s Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

MATERIAL FACT

Debentures issuance by Brasil Telecom Comunicação Multimídia S.A.

Oi S.A. - In Judicial Reorganization (“Oi” or the “Company”), in compliance with article 157, Paragraph 4, of Law No. 6,404/76 and the provisions of CVM Instruction No. 358/02, hereby informs its shareholders and the market in general that its indirect subsidiary Brasil Telecom Comunicação Multimídia S.A. (“BTCM” or the “Issuer”), which has been chosen to be used as the InfraCo SPE within the competitive process for the partial sale of the InfraCo UPI, pursuant to the Amendment to the Judicial Reorganization Plan (the "Amendment"), executed, on this date, an indenture of its first issuance of secured convertible debentures with additional secured guarantee, for private placement, in the total amount of up to R$ 2,500,000,000.00 (the “Debentures”, the “Issuance” and the “Indenture”, respectively).

The subscription of the Debentures will be led by Brookfield Asset Management, with participation by Farallon Latin America Investimentos and Prisma Capital.

Pursuant to the Company’s competent corporate resolutions and those of its direct and indirect subsidiaries, the Issuance and the Debentures: (i) will have equal issuance date as of its 1st capital subscription (the “Issue Date”); (ii) will mature within 24 months from the Issue Date, except in the events of an early redemption or early maturity as provided for in the Indenture; (iii) shall be convertible into redeemable preferred shares issued by BTCM, which represent a majority of the Issuer's voting shares (the "Conversion"); (iv) shall be subscribed and paid-up until April 15, 2021; (v) shall have their unit par value accrued for inflation by the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or the “IPCA”), plus interest at a fixed rate of 11% per annum and (vi) shall bear secured guarantee to be provided by BTCM in the form of its assets.

As provided for in the Amendment, Oi, through its subsidiaries Oi Móvel S.A. - In Judicial Reorganization and Telemar Norte Leste S.A. - In Judicial Reorganization, will hold a call option of all the preferred shares held by the Debenture holders as a result of the Conversion.

The effective Issuance is subject to authorizations and the fulfillment of a number of precedent conditions set forth in the Indenture.

The Issuance was approved on the basis of the Amendment and is considered a financing not subject to bankruptcy rules (financiamento extraconcursal), in order to continue supporting the Company's investment in creating the largest fiber optic infrastructure in Brazil, in line with the strategy previously disclosed to the market. As recently announced, the Company continues to make progress in its process to sell a majority of BTCM as contemplated under the Judicial Reorganization Plan and expects the Debentures to be repaid from the proceeds of that sale.

The Company will keep its shareholders and the market informed of the development of the subject matter of this Material Fact.

Rio de Janeiro, February 18, 2021.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Director

This Material Fact shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these Debentures in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The Debentures have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), as amended and may not be offered or sold in the United States without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

Special Note Regarding Forward-Looking Statements:

This Material Fact contains forward-looking statements. Statements other than historical facts, including statements of the Company’s beliefs and expectations, business strategies, future synergies, cost savings, future costs and future liquidity, are forward-looking statements.. The words “will,” “must,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “predicts,” “plans,” “targets,” “objective,” “projects,” “forecasts” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current view of the Company’s management and are subject to various risks and uncertainties. These statements are based on several assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operating factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to the Company or its affiliates, or people acting on their behalf, are expressly qualified in their entirety by the cautionary notices set forth in this paragraph. No undue reliance should be placed on these statements. Forward-looking statements speak only as of the date on which they were made. Except as otherwise required by federal securities laws of Brazil or of the United States, or by the rules and regulations of the CVM, the SEC, or applicable regulatory authorities of other countries, the Company and its affiliates do not have any intention or obligation to update or publicly announce the results of any revisions to any of its forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting forward-looking statements. However, it is advisable to consult other disclosures made by the Company on matters related to reports and communications filed by the Company within the CVM and the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2021

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer